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                      ADDENDUM TO LOAN CONVERSION AGREEMENT



     THIS ADDENDUM to a certain Loan Conversion Agreement dated July 12, 1996, by and between UNICO, Inc., a Delaware corporation ("UNICO"), Renaissance Capital Partners, Ltd., a Texas Limited Partnership ("Renaissance"), and Duncan Smith Investments Co., a Texas Corporation ("Duncan Smith")(the "Conversation Agreement") is entered into as of the 30th day of July 1996, by and between the aforesaid parties for the purpose of amending in the matter hereinafter set forth the Conversation Agreement:

                                   WITNESSETH:

     WHEREAS, paragraph 4 of the Conversion Agreement required the contemporaneous closing of a refinancing of UNICO's indebtedness to its primary lender, BancFirst extending the payment terms of its existing indebtedness on terms agreeable to the parties; and

     WHEREAS, BancFirst has issued a commitment letter dated July 24, 1996 (the "Commitment Letter"), the terms of which are sufficiently agreeable to the parties so as to permit a conversion described in the Conversion Agreement to proceed; and

     WHEREAS, the parties desire to supplement and amend the Conversion Agreement in the manner hereinafter set forth;


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     NOW THEREFORE, in consideration for the mutual promises herein contained and further valuable consideration, receipt and sufficiency is hereby acknowledged, the parties hereto agree to amend and supplement the Conversion Agreement in the manner hereinafter set forth:

     1. The parties hereby waive the requirement of contemporaneous closing of the refinance set forth in paragraph 4 of the Conversion Agreement and agree that the exchange and conversion provided for in the Conversion Agreement shall be effective as of July 30, 1996 (the "Effective Date"). As the Company has heretofore issued Series B Preferred Stock, reference in the Conversion Agreement to Series B Preferred Stock is amended to refer to Series C Preferred Stock

     2. In accordance with the revised Effective Date of the conversion, the unpaid interest accrued under the Loan Agreement evidenced by the Debenture as of and through the Effective Date is the sum of $170,871, the unpaid interest which has accrued under the Renaissance Convertible Notes as of and through the Effective Date is the sum of $18,349; and the unpaid interest which has accrued under the Duncan Smith Convertible Notes as of and through the Effective Date is the sum of $18,349. Accordingly, the share of Series B (now Series C) Preferred Stock recited in Paragraph 2 of the Conversion Agreement to be issued to Renaissance and to Duncan Smith are revised to be 1,589,220 and 168,349,respectively.


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     3.   In connection with the refinancing of the Company's indebtedness to
BancFirst, Renaissance agrees to loan the Company the sum of $50,000 to satisfy the Bank's conditions set forth in paragraph 5. of its Commitment Letter. Such loan shall be evidenced by a promissory note providing a maturity date of December 15, 1998, interest at the rate of 9.25% per annum, payable monthly provided payments to BancFirst are current and shall be guaranteed by United Coupon Corporation ("UCC") and secured by UCC's accounts receivable, subordinate to BancFirst.

     4. Except as set forth herein, the terms and conditions of the Conversion Agreement shall remain as originally stated therein, all capitalized terms not herein defined shall have the meaning described in the Conversion Agreement.

UNICO, Inc.                             Renaissance Capital Partners, Ltd.

By: /s/ Gerard R. Bernier               By:  /s/ Russell Cleveland
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                                        Duncan Smith Investments Co.

                                        By: /s/ Goodhue Smith
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